As filed with the Securities and Exchange Commission on May 28, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISOR'S DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

I.  ORGANIZATION AND GENERAL INFORMATION

     1.  (a)  Furnish name of the trust and the Internal Revenue
              Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

              Advisor's Disciplined Trust (an individual series thereof is referred to herein as a "Trust")

              The Trust has no Internal Revenue Service Employer Identification Number

         (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP

                                 - evidencing -

                              An Undivided Interest

                                   - in the -

                       Advisor's Disciplined Trust Series

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Fixed Income Securities, L.P. (the "Depositor")
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         JPMorgan Chase Bank (the "Trustee")
         4 Chase MetroTech Center, Brooklyn, New York 11245
         Internal Revenue Service Employer Identification Number is:  13-2633612

         or

         The Bank of New York (the "Trustee")
         101 Barclay Street, New York, New York  10286
         Internal Revenue Service Employer Identification Number is: 13-4941102 are the trustees acting for the series described in the answer to Item 1(b) herein.

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         Fixed Income Securities, L.P.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

           Former Name:               Approximate Date of Change

             Matrix Unit Trust,         May 20, 2004
             Series 1 - 9

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

         No bonding arrangement exists for individual officers, directors or employees. Fixed Income Securities, L.P. is covered by a securities dealers fidelity bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh, PA.

     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

         Fixed Income Securities, L.P., the Depositor, also serves as Evaluator and Supervisor for the Trusts. Reference is made to information provided in answer to Item 13(a).

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         Fixed Income Securities, L.P. is a limited partnership organized under the laws of Texas on December 29, 2003.

     27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

           The Depositor is a broker-dealer and investment adviser specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The Depositor is a member of the National Association of Securities Dealers, Inc.
           (NASD), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

           Reference is also made to the information provided in answer to Items 16 and 24.

     Officials and Affiliated Persons of Depositor

     28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              The general partner interests of the Depositor are owned by Sterling Resources, Inc.-50,000 shares owned (1%). The following persons own the indicated amounts of issued and outstanding voting limited partner interests of the Depositor:
              Scott Colyer-2,075,000 shares owned (45.37%); Lisa Colyer-540,000 shares owned (11.81%); Jack Simkin-529,448 shares owned (11.58%); Jim Dillahunty-529,448 shares owned (11.58%); Dennis Marlin-510,000 shares owned (11.15%); Scott Rykert-108,250 shares owned (2.17%); Chris Genovese-108,250 shares owned (2.17%); Randal Pegg-75,800 shares owned (1.52%); Joe Cotton-70,350 shares owned (1.41%); and Norman Scott-59,500 shares owned (1.19%).

              Reference is also made to Exhibit E filed herewith.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              Reference is made to Exhibit E filed herewith.

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         Reference is made to Item 28(a).

     Controlling Persons

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

         Not applicable.

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust:

           (a)  Name and principal business address:

           (b)  Form of organization.

           (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

           (d)  Name of governmental supervising or examining authority.

           The Trustee for certain series of the Trust is JPMorgan Chase Bank, a banking corporation organized under the laws of the state of New York with its unit investment trust office at 4 Chase MetroTech Center, Brooklyn, New York 11245. The Trustee for certain other series of the Trust is The Bank of New York, a trust company organized under the laws of New York with its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668.The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System

                              FINANCIAL STATEMENTS

Financial Statements of the Depositor

     1.  Balance Sheet

     2.  Profit and Loss Statement

                      UNITED STATES                    OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0123
                 WASHINGTON, D.C.  20549               Expires: October 31, 2004
                                                       Estimated average burden
                                                       hours per response 12.00
                  ANNUAL AUDITED REPORT
                       FORM X-17A-5                    SEC FILE NUMBER
                         PART III
                                                       8-51509

                                   FACING PAGE
    INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO SECTION 17 OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 17A-5 THEREUNDER

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
                               -----------------          -------------------
                                    MM/DD/YY                    MM/DD/YY

                          A.  REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALER:                                           OFFICIAL USE
                                                                     ONLY
             FIXED INCOME SECURITIES, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not  ______________ use P.O. Box No.)                     -----------------
                                                                FIRM I.D. NO.
18925 BASE CAMP ROAD, SUITE 203
-------------------------------------------------------------------------------
                (No. and Street)

MONUMENT, CO   80132
-------------------------------------------------------------------------------
(City)  (State)(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Colyer, President                           719-488-9956
-------------------------------------------------------------------------------
                                        (Area Code - Telephone Number)

                  B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HATFIELD & HATFIELD, INC., PC
-------------------------------------------------------------------------------
     (Name - if individual, state last, first, middle name)

7424 Greenville Avenue, Suite 100     Dallas, TX         75231
-------------------------------------------------------------------------------
      (Address)                       (City)(State)    (Zip Code)

CHECK ONE:

     [X]   Certified Public Accountant

     [ ]   Public Accountant

     [ ]   Accountant not resident in United States or any of its possessions.


                             FOR OFFICIAL USE ONLY
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------




* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

                               POTENTIAL PERSONS WHO ARE TO RESPOND
                               TO THE COLLECTION OF INFORMATION
     SEC 1410 (06-02)          CONTAINED IN THIS FORM ARE NOT
                               REQUIRED TO RESPOND UNLESS THE FORM
                               DISPLAYS A CURRENTLY VALID OMB CONTROL
                               NUMBER.

                               OATH OR AFFIRMATION


I, SCOTT COLYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIXED INCOME SECURITIES, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



                                        ---------------------------------------
                                                     Signature


                                                      President
                                        ---------------------------------------
                                                        Title


---------------------------------------
             Notary Public


This report ** contains (check all applicable boxes):

[X]  (a)  Facing Page.

[X]  (b)  Statement of Financial Condition.

[X]  (c)  Statement of Income (Loss).

[X]  (d)  Statement of Changes in Financial Condition.

[X]  (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole
          Proprietors' Capital.

[X]  (f)  Statement of Changes in Liabilities Subordinated to Claims of
          Creditors.

[X]  (g)  Computation of Net Capital.

[X]  (h)  Computation for Determination of Reserve Requirements Pursuant to
          Rule 15c3-3.

[ ]  (i)  Information Relating to the Possession or Control Requirements Under
          Rule 15c3-3.

[X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X]  (l)  An Oath or Affirmation.

[ ]  (m)  A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

                          FIXED INCOME SECURITIES, LLC

                        REPORT PURSUANT TO RULE 17A-5(D)

                                DECEMBER 31, 2003

                          INDEPENDENT AUDITORS' REPORT

                           HATFIELD & HATFIELD, INC.
                          CERTIFIED PUBLIC ACCOUNTANTS
                           A Professional Corporation

            DALLAS                                      FORT WORTH
  Vickery Park Office Building                      717 Gateway Plaza
  7424 Greenville Avenue, #100                     2723 Avenue E. East
    Dallas, Texas  75231-4507                     Arlington, Texas  76011
           214-361-2443                             Metro 817-695-1040


                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Fixed Income Securities, LLC

     We have audited the accompanying statement of financial condition of Fixed Income Securities, LLC, as of December 31, 2003, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fixed Income Securities, LLC, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 30, 2004

                          FIXED INCOME SECURITIES, LLC
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 2003

                                     ASSETS




Cash                                                                $    75,827
Due from Brokers and Dealers
     Clearing Account                               $   100,774
     Other Accounts Receivable                           54,867
     Clearing Company Account Receivable              5,187,053       5,342,694
                                                    -----------
Other Accounts Receivable                                                15,315
Prepaid Expenses                                                        148,097
Investments
     Debt Securities                                 18,361,396
     Other Securities                                    11,012      18,372,408
                                                    -----------
Furniture and Equipment
     (net of Accumulated Depreciation $242,678)                         897,230
Deposits                                                                 34,452
                                                                    -----------
     Total Assets                                                   $24,886,023
                                                                    ===========


                         LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses                               $ 1,609,985
Due to Brokers and Dealers
     Debt Securities/Trading Account                                 13,036,500
Commitments and contingent liabilities                                see notes
Liabilities Subordinated to Claims of General
  Creditors                                                                none
                                                                    -----------
     Total Liabilities                                               14,646,485

Member's Equity
     Member's Units                                 $     1,000
     Additional Paid-in Capital                       1,910,027
     Retained Earnings                                8,328,511      10,239,538
                                                    -----------     -----------

     Total Liabilities and Member's Equity                          $24,886,023
                                                                    ===========




The accompanying notes are an integral part of these financial statements.


                          FIXED INCOME SECURITIES, LLC

                     STATEMENT OF CHANGES IN MEMBER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2003


                        MEMBER'S         ADDITIONAL           RETAINED
                          UNITS        PAID-IN CAPITAL        EARNINGS

Balance at 1/01/03       $ 1,000         $1,910,027          $3,781,731

Additions                 none              none                none

Net Income                                                    4,546,780
                         -------         ----------          ----------

Balance 12/31/03         $ 1,000         $1,910,027          $8,328,511
                         =======         ==========          ==========


















The accompanying notes are an integral part of these financial statements.


                          FIXED INCOME SECURITIES, LLC

                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2003


REVENUES

     Commissions and Fees                                 $ 33,347,322
     Interest & Dividend Income                                423,720
     Realized Gain on Sale of Securities                        53,987
     Unrealized Gain <Loss> on Securities                      385,918
     Other Trading Income                                       71,626
                                                          ------------

                                                          $ 34,282,573

EXPENSES

     Leased Employee Costs                                $ 15,749,059
     Management Fees                                         8,203,000
     Clearance                                               1,426,749
     Occupancy                                                 407,575
     Depreciation                                              133,274
     Other Operating Expenses                                3,816,136
                                                          ------------

                                                            29,735,793
                                                          ------------

     Income Before Taxes                                     4,546,780

     Income Taxes-Current                                   See Note D
                                                          ------------

     Net Income <Loss>                                     $ 4,546,780
                                                          ============







The accompanying notes are an integral part of these financial statements.


                          FIXED INCOME SECURITIES, LLC

                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net income <Loss>                                         $ 4,546,780
Depreciation                                                  133,274
Increase in due from brokers and dealers                   <3,383,659>
Increase in other accounts receivable                      <   11,720>
Increase in prepaid expenses                               <    6,067>
Increase in deposits                                       <   23,215>
Increase in investments                                    <5,374,338>
Increase in accounts payable
   and accrued expenses                                       742,046
Increase in due to broker/dealers                           3,647,678
                                                          ------------

     Cash flows from operations                               270,779
Cash flows from investing activities:
     acquisition of fixed equipment - net                  <  351,349>

     Cash flows from investing activities                  <  351,349>

Net cash flows                                             <   80,570>

Beginning cash balance January 1, 2003                        156,397
                                                          ------------

Ending cash balance December 31, 2003                     $    75,827
                                                          ============











The accompanying notes are an integral part of these financial statements.

                           HATFIELD & HATFIELD, INC.
                          CERTIFIED PUBLIC ACCOUNTANTS
                           A Professional Corporation

            DALLAS                                      FORT WORTH
  Vickery Park Office Building                      717 Gateway Plaza
  7424 Greenville Avenue, #100                     2723 Avenue E. East
    Dallas, Texas  75231-4507                     Arlington, Texas  76011
           214-361-2443                             Metro 817-695-1040



The accompanying notes are an integral part of these financial statements.


                          FIXED INCOME SECURITIES, LLC

                       STATEMENT OF CHANGES IN LIABILITIES
                       SUBORDINATED TO CLAIMS OF CREDITORS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

Balance January 1, 2003                                     $     none

     Changes during 2003                                          none
                                                            ----------

Balance December 31, 2003                                   $     none
                                                            ==========
















The accompanying notes are an integral part of these financial statements.


                                   SCHEDULE I


                          FIXED INCOME SECURITIES, LLC
            STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
                                DECEMBER 31, 2003


Total ownership equity from the statement of financial condition                         $10,239,538
Deduct ownership equity not allowable for net capital                                           none
                                                                                         -----------
      Total ownership equity qualified for net capital                                    10,239,538
Add:
1.  Liabilities subordinated to claims of general creditors
    allowable in computation of net capital                                                     none
2.  Other allowable credits                                                                     none
                                                                                         -----------

      Total capital and allowable subordinated liabilities                                10,239,538
Deductions and/or charges
1.  Total non-allowable assets from statement of financial condition     $1,149,961
2.  Current note deficiency                                                    none
3.  Commodity futures, contracts and spot commodities,
        proprietary capital changes                                            none
4.  Other deductions and/or changes                                             none     <1,149,961>
                                                                         -----------     -----------
      Subtotal                                                                            9,089,577
Other Additions and/or allowable credits (lists)
    Haircuts on securities (computed where
    applicable) pursuant to 15-c-3-1
    1.  Contractual securities commitment                                $     none
    2.  Subordinated securities borrowings                                     none
    3.  Trading and investments securities:
        a.  Exempted securities                                                none
        b.  Debt securities                                               1,268,440
        c.  Options                                                            none
        d.  Other securities                                                  1,652
    4.  Undue concentrations                                                   none
    5.  Other                                                                  none      <1,270,002>
                                                                                         -----------

             NET CAPITAL                                                                  $7,819,485
                                                                                         ===========




                        Schedule I continued on next page

                                   SCHEDULE I

                          FIXED INCOME SECURITIES, LLC
                   RECONCILIATION OF THE STATEMENT COMPUTATION
                  OF NET CAPITAL AND THE COMPUTATION OF RESERVE
                      REQUIREMENTS AND THE BROKER-DEALER'S
            CORRESPONDING UNAUDITED PART II OR PART IIA, FORM X-17A-5
                                DECEMBER 31, 2003


                                  RECONCILIATION        COMPUTATION OF BASIC
                                  WITH COMPANY'S            NET CAPITAL
                                   COMPUTATION             REQUIREMENTS
Per audit report at 12/31/03        $ 7,819,485               $   100,000

Reported by broker-dealer on
Part IIA, form X-17A-5                7,819,483                   100,000(2)

     difference                     $         2(1)            $      None
                                    ===========               ===========

(1)  rounding
                                    $         2          EXCESS NET CAPITAL
                                    ===========              $ 7,719,485
                                                             ===========

                                                         EXCESS NET CAPITAL
                                                              AT 1000%
                                                             $ 6,254,835
                                                             ===========

(2)  Minimum dollar Net Capital                          RATIO:  Aggregate
     requirement                                        indebtedness to net
                                                              capital
                                                               53.389%
                                                             ===========

                                   SCHEDULE II
                          FIXED INCOME SECURITIES, LLC
                       COMPUTATION OF RESERVE REQUIREMENT
                               UNDER RULE 15C-3-3
                                DECEMBER 31, 2003



                                                        Credits      Debits
1.      Free credit balance and other credit            $  none     $  none
        balances in customers' security
        accounts.
2.      Monies borrowed, collateralized by                 none        none
        securities carried for the account of
        customers.
3.      Monies payable against customers'                  none        none
        securities loaned.
4.      Customers' securities failed to                    none        none
        receive credit balances in firm
        accounts which are attributable to
        principal sales to customers.
5.      Market value of stock dividends, stock             none        none
        splits and similar distributions
        receivable outstanding over 30
        calendar days.
6.      Market value of short securities count             none        none
        difference over 30 calendar days old.
7.      Market value of short securities and               none        none
        credits (not to be offset by longs or
        by debts) in all suspense accounts
        over 30 calendar days.
8.      Market value of securities which are               none        none
        in transfer in excess of 40 calendar
        days and have not been confirmed to be
        in transfer by the transfer agent or
        the issuer during the 40 days.
9.      Debit balance in customers' cash and               none        none
        margin accounts excluding unsecured
        accounts and accounts doubtful of
        collection.
10.     Securities borrowed to effectuate                  none        none
        short sales by customers and
        securities borrowed to make delivery
        on customers' securities failed to
        deliver.
11.     Failed to deliver to customers'                    none        none
        securities no older than 30 calendar
        days.
12.     Margin required and on deposit with                none        none
        the Options Clearing Corporation for
        all options contracts written or
        purchased in contract accounts.
                        Total                           $  none     $  none
                                                        =======     =======

Excess of total credits over total debits                    $  none
required to be on deposit in the "Reserve Bank               =======
Account."

                          FIXED INCOME SECURITIES, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

NOTE A - Organization and nature of business:

Fixed Income Securities, LLC, a limited liability company organized in the State of Texas, effective December 8, 1998. The Company's statutory life is perpetual. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission under (S.E.C.) Rule 156-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The Company's main office is located in Monument, Colorado with additional sales offices in San Antonio, Texas; Melville, New York; Cardiff by the Sea, California; and San Diego, California. The company services customers throughout the United States. The Company's main source of revenue is derived from providing financial institutions and individuals with fixed income securities.

THE COMPANY CHANGED ITS OPERATING ENTITY FORM, EFFECTIVE JANUARY 1, 2004, FROM A LIMITED LIABILITY COMPANY INTO A LIMITED PARTNERSHIP.

NOTE B - Clearing:

The Company has a $100,000 clearing deposit with Pershing, LLC, under a "Fully Disclosed Clearing Agreement" dated June 6, 2003.

The Company does not carry customer accounts receivable and does not, as a practice, handle the securities of its customers.

NOTE C - Contingencies and commitments:

Commitments:
The Company currently leases it premises and equipment under non-cancelable operating leases. The minimum lease payments for the next five years are as follows:

                           2004           $421,838
                           2005            411,292
                           2006            267,398
                           2007            114,693
                           2008             58,173

Contingencies - the Company is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the Company. Further, the Company anticipates no losses due to environmental issues or hazardous employee working conditions.




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NOTE D - Significant accounting policies:

Income is recorded when services are completed and expenses are recorded when they are incurred. The Company is on the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The statement of cash flows was prepared using the indirect method.

Depreciation - Fixed assets are recorded at cost and depreciated over a five to seven year estimated life on the straight-line method.

Federal Income Taxes - The company is a Texas limited liability company. Federal income taxes are paid at the individual member's level. No tax is due at the company level. The company is combined with Sterling Resources, Inc., for federal tax reporting purposes. Sterling Resources, Inc., is a Sub Chapter S Corporation; therefore, taxes on the company are paid at the level of the shareholders of Sterling Resources, Inc.

NOTE E - Related Party Transactions:

The company paid $8,203,000, to Sterling Resources, Inc., during 2003, in the form of management fees. These fees represent a decrease in "allowable net capital." If such fees were handled as member distributions, the net effect on "allowable net capital" would be the same. Management has designated such payments as operating expenses, necessary to the operations of the company.

NOTE E - Member's Equity:

The company has 1000 shares of membership units outstanding at December 31, 2003. The company is wholly owned by Sterling Resources, Inc., a Sub Chapter S Corporation organized under the laws of the State of Colorado.

NOTE F - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the company had net capital of $7,819,485, which was $7,719,485 in excess of its required net capital of $ 100,000.


                                     - 2 -

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                          FIXED INCOME SECURITIES, LLC

            INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
                                BY SEC RULE 17a-5

                                DECEMBER 31, 2003

















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                         INDEPENDENT AUDITORS' REPORT ON
                   INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
Fixed Income Securities, LLC

     In planning and performing our audit of the financial statements of Fixed Income Securities, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

     Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission
(SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

    1. Making quarterly securities examinations, counts, verifications, and comparisons;

    2.  Recordation of differences required by rule 17a-13; or

    3.  Complying with the requirements for prompt payment for securities under
Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

     The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

     Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

     Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

     We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

     This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 30, 2004

                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Limited Partnership of the Depositor.  Reference is made to
     Exhibit 1.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

Exhibit A(6)(b)

     Agreement of Limited Partnership of the Depositor.  Reference is made to
     Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

Exhibit A(6)(c)

     Articles of Incorporation of the General Partner of the Depositor. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

Exhibit A(11)

     Code of Ethics of Trust and Depositor. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 10 (File No. 333-115977) as filed on May 28, 2004.

Exhibit E

     Information regarding partners and officers of the Depositor.

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Fixed Income Securities, L.P., the Depositor of the registrant, has caused this Amendment No. 1 to the registration statement to be duly signed on behalf of the registrant in the city of Monument and state of Colorado on the 28th day of May, 2004.

                                ADVISOR'S DISCIPLINED TRUST

                                By:  FIXED INCOME SECURITIES, L.P.
                                       DEPOSITOR


                                By:              /s/ SCOTT COLYER
                                   -----------------------------------------
                                                Scott Colyer
                                     President and Chief Executive Officer
















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